RALLY

Bill of Sale

As of January 26, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Deborah Becker (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#POKELUGIA
Description:	2000 Neo Genesis 1st Edition Holo Lugia #9 Graded PSA GEM MINT 10
Total Acquisition Cost:	$ 95,000.00
Consideration: Cash (%) Equity (%) Total	$ 95,000.00 (100%) $ 0 (0%) $ 95,000.00 (100%)